

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2024

Geoffrey Gwin
Chief Executive Officer
Eastside Distilling, Inc.
2321 NE Argyle Street, Unit D
Portland, Oregon 97211

> **Re: Eastside Distilling, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 25, 2024**
> **File No. 001-38182**

Dear Geoffrey Gwin:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Manufacturing